UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

HEALTHETECH, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
422210 10 4 (CUSIP Number)
JAMES R. MAULT, M.D., 30589 MONARCH COURT EVERGREEN, CO 80439 (303) 674-1668
COPY TO
WHITNEY HOLMES HOGAN & HARTSON L.L.P. 1200 17TH STREET, SUITE 1500 DENVER, CO 80202 (303) 899-7300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 422210 10 4	Page 2 of 6 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person JAMES R. MAULT, M.D.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	Sole Voting Power 2,516,596
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 2,516,596

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,596

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 12.3% (2)

(14)	Type of Reporting Person* IN

(1)
Of these shares beneficially held by the Reporting Person, 22,854 shares are held by the Reporting Person as trustee of his minor children's trusts and 825,833 shares are issuable upon exercise by the Reporting Person of vested stock options. 1,066,666 shares of Common Stock previously held by the James R. Mault Grantor Retained Annuity Trust I on behalf of the Reporting Person reverted to the Reporting Person individually pursuant to the terms of the annuity trust.

(2)
The percentage ownership is calculated using 19,615,292 shares of common stock of the Issuer which were issued and outstanding as of May 2, 2003, and 825,833 shares of common stock exercisable pursuant to vested stock options.

Page 3 of 6 Pages

Item 1. Security and Issuer.

        This Amendment No. 4 to the statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. This Amendment No. 4 to the statement on Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed on July 29, 2002, as amended by Amendment No. 1 thereto filed on December 5, 2002, Amendment No. 2 thereto filed on February 5, 2003 and Amendment No. 3 thereto filed on March 24, 2003. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

Item 2. Identity and Background.

        (a)   The name of the individual filing this statement is James R. Mault, M.D. (the "Reporting Person").

        (b)   The residence address of the Reporting Person is 30589 Monarch Court, Evergreen, Colorado 80439.

        (c)   The Reporting Person is currently engaged in private consulting and investing activities and his business address is 30584 Monarch Court, Evergreen, Colorado 80439.

        (d)   During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        Except as indicated below, all of the shares of Common Stock beneficially owned by the Reporting Person were acquired prior to the initial public offering of the Common Stock of the Issuer on July 17, 2002 in exchange for expenditures and services rendered by the Reporting Person as the founder of the Issuer. Except as indicated below, all options to purchase Common Stock held by the Reporting Person were granted as compensation for services rendered to the Issuer.

        In connection with an amended license agreement between the Reporting Person and the Issuer, the Issuer issued a warrant to the Reporting Person to purchase up to 266,666 shares of common stock of the Company at an exercise price of $1.0312 per share for an aggregate purchase price of $274,985.98. On July 17, 2002, the Reporting Person exercised the warrant and the Company deducted the exercise price of the warrant from the proceeds of a license payment required to be paid by the Company to the Reporting Person pursuant to the terms and conditions of an Assignment Agreement, dated May 22, 2002, between the Issuer and the Reporting Person.

        On April 30, 2003, pursuant to a Separation Agreement between the Reporting Person and the Issuer, the vesting of all unvested stock options held by the Reporting Person was accelerated so that the stock options became immediately exercisable. Each of the stock options expires in accordance with its original terms. No payment was made by the Reporting Person in connection with such acceleration.

Page 4 of 6 Pages

Item 4. Purpose of Transaction.

        Except as indicated below, all shares of Common Stock and all options to purchase Common Stock beneficially owned by the Reporting Person were received in exchange for expenditures and services rendered by the Reporting Person and are held by the Reporting Person for investment purposes. The Reporting Person may from time to time sell, pledge or otherwise dispose of shares of Common Stock held by him or purchase additional shares of Common Stock pursuant to outstanding stock options or otherwise, based on investment considerations, market conditions and other factors and circumstances that may change from time to time.

        On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 and in accordance with the terms of a separation agreement between the parties dated November 6, 2002.

        On April 30, 2003, pursuant to a Separation Agreement between the Reporting Person and the Issuer, the vesting of all unvested stock options held by the Reporting Person was accelerated so that the stock options became fully vested and immediately exercisable. The Separation Agreement was entered into in connection with the Reporting Person's resignation as Chief Executive Officer and Chairman of the Issuer. Each of the stock options expires in accordance with its original terms.

        On June 24, 2003, the Reporting Person resigned from the Board of Directors of the Issuer in order to focus on other endeavors. As a result, the Reporting Person no longer serves as an officer or director of the Issuer.

        Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   The Reporting Person may be deemed to beneficially own 2,516,596 shares of Common Stock (including stock options providing for the right to acquire 825,833 shares of Common Stock that have vested). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 12.3% of the 19,615,292 issued and outstanding shares of Common Stock as of May 2, 2003, assuming the exercise of all 825,833 options to purchase shares of Common Stock held by the Reporting Person.

        (b)   The Reporting Person has sole dispositive and voting power over all of the 2,516,596 shares of Common Stock beneficially owned by him.

Page 5 of 6 Pages

        (c)   During the past 60 days, the Reporting Person effected the following transactions:

          1.     Open market sales pursuant to Rule 144:

Date	Number of Shares	Price per Share
May 15, 2003	17,700	$.7015
May 16, 2003	32,300	$.7217
May 19, 2003	50,000	$.7494
May 20, 2003	75,000	$1.1037
May 21, 2003	25,000	$1.00 to $1.15
May 29, 2003	128,000	$.95
May 29, 2003	15,000	$.96
May 30, 2003	207,000	$.9175
June 26, 2003	100,000	$.90
June 30, 2003	10,000	$0.80 to $0.86
July 1, 2003	12,700	$0.841 to $0.86
July 2, 2003	20,000	$0.85 to $0.92
July 3, 2003	18,300	$0.86 to $0.90
July 7, 2003	15,700	$0.85 to $0.90
July 8, 2003	12,300	$0.86 to $0.89
July 9, 2003	20,000	$0.82 to $0.86
July 10, 2003	26,900	$0.802 to $0.83
  2.
  Other Dispositions:

        On June 24, 2003, the Reporting Person made a bona fide gift transfer to The University of Colorado Foundation, Inc. of 150,000 shares of Common Stock and a bona fide gift transfer to The Florida Hospital Foundation, Inc. of 40,000 shares of Common Stock. On June 24, 2003, in connection with his resignation from the Board of Directors of the Issuer, unvested options to purchase 10,000 shares of Common Stock granted to the Reporting Person for service as a director in 2003-2004 terminated without payment of any consideration.

        (d)   Not applicable.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 (the "Decree") and in accordance with the terms of a separation agreement between the parties dated November 6, 2002. The Decree provided for the transfer of such 666,667 shares of Common Stock by the Reporting Person in connection with a marital property settlement.

        On February 5, 2003 and March 24, 2003, the Reporting Person was awarded stock option grants as consideration for services rendered to the Issuer. Such grants were made pursuant to separate Stock Option Agreements between the Reporting Person and the Issuer under the Issuer's 2002 Stock Plan. The Stock Option Agreements set forth the terms of such options, including number of shares, the grant and vesting dates, method of exercise and payment of the exercise price.

        Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person any other person with respect to any securities of the Issuer.

Page 6 of 6 Pages

Item 7. Materials to be Filed as Exhibits.

        Exhibit 1—Stock Option Agreement between the Reporting Person and the Issuer relating to a non-qualified stock option granted to the Reporting Person to purchase up to 47,500 shares of Common Stock under the Issuer's 2002 Stock Plan (Filed together with Amendment No. 2 to Schedule 13D on February 5, 2003 and incorporated herein by reference).

        Exhibit 2—Stock Option Agreement between the Reporting Person and the Issuer relating to a non-qualified stock option granted to the Reporting Person to purchase up to 105,000 shares of Common Stock under the Issuer's 2002 Stock Plan (Filed together with Amendment No. 3 to Schedule 13D on March 24, 2003 and incorporated herein by reference).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2003.

/s/ JAMES R. MAULT, M.D. James R. Mault, M.D.